SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page __.
Total Number of pages is __.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Profit Sharing and Retirement Plan of:
Liberty National Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2005 audit was performed for the purpose of forming an opinion on the basic 2005 financial statements as a whole. The supplemental Schedule of Assets (Held At the End of the Year) as of December 31, 2005 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2006

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2005	December 31, 2004
Investments, at fair value:		
Torchmark Corporation common stock	$9,862,940	$11,544,223
Waddell & Reed Financial, Inc. class A common stock	920,080	1,175,412
Registered mutual funds	24,559,881	26,451,843
Loans to participants	462,907	501,802
Short-term investments	101,431	12,252
	35,907,239	39,685,532
Receivables (pending trades)	0	116,956
Net assets available for benefits	$35,907,239	$39,802,488

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2005	2004
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$115,226	$131,048
Dividends on mutual funds	930,484	355,732
Interest income - short-term investments	38,392	30,399
	1,084,102	517,179
Investment expenses	5,357	5,286
	1,078,745	511,893
Net (depreciation) appreciation in fair value of investments	(430,218)	3,202,469
Benefits paid to participants:		
Shares withdrawn	308,328	129,642
Cash settlements	4,235,448	6,447,565
	4,543,776	6,577,207
Net decrease in net assets	(3,895,249)	(2,862,845)
Net assets available for benefits:		
Beginning of plan year	39,802,488	42,665,333
End of plan year	$35,907,239	$39,802,488

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2005 and 2004 was $55.60 and $57.14, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") class A common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $20.97 and $23.89 at December 31, 2005 and 2004, respectively.

Participant loans are valued at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Eighteen mutual funds are available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximate fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National.

Federal income taxes - The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Participant Accounts – Each participant's account is credited with Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Vesting Provisions and Forfeitures - All participants are fully vested in their accumulated account balance and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits - Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate not less than 3% per annum or by the purchase of a single premium annuity. Benefits are recorded when paid.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31, 2005	December 31, 2004
Mutual Fund Shares:		
Allianz RCM Global Technology Fund[1]	$ 380,367	$ 454,265
AIM Technology Fund	2,458,759	2,598,029
INVESCO 500 Index Trust	1,560,161	1,656,421
Goldman Sachs Growth Opportunities Fund	455,433	319,550
Pioneer Oak Ridge Large Cap Growth Fund[2]	2,227,935	0
American Century Equity Income Fund	1,238,054	1,246,561
AIM Basic Value Fund	1,400,156	1,297,307
Janus Advisor International Fund	950,800	1,107,019
AmSouth High Quality Bond Fund[3]	0	591,210
Pioneer Bond Fund[3]	517,939	0
AmSouth Balanced Fund[4]	0	463,650
AmSouth Large Cap Fund[2]	0	2,539,810
AmSouth Stable Principal Fund	10,633,920	11,041,639
Pioneer Classic Balanced Fund[4]	480,127	0
AmSouth Small Cap Fund[5]	0	109,906
Pioneer Growth Opportunities Fund[5]	113,035	0
AmSouth Government Income Fund[6]	0	1,049,640
Pioneer Government Income Fund[6]	500,011	0
AIM Global Health Care Fund	455,743	505,859
Fidelity Advisor Dividend Growth Fund	1,187,441	1,470,977
	$ 24,559,881	$ 26,451,843
Torchmark Corporation common stock	$ 9,862,940	$ 11,544,223
Waddell & Reed Financial, Inc. class A common stock	$ 920,080	$ 1,175,412
AmSouth Prime Money Market Fund – Class I	$ 0	$ 12,252
Pioneer Cash Reserves Fund – Class Y	$ 101,431	$ 0
Participant Loans	$ 462,907	$ 501,802

1. The Pimco RCM Global Technology Fund was a new fund as of June 15, 2004. April 1, 2005, the fund changed name to Allianz RCM Global Technology Fund.

2. August 19, 2005, AmSouth Large Cap Fund merged into Pioneer Oak Ridge Large Cap Growth Fund.

3. August 19, 2005, AmSouth High Quality Bond Fund merged into Pioneer Bond Fund.

4. August 19, 2005, AmSouth Balanced Fund merged into Pioneer Classic Balanced Fund.

5. August 19, 2005, AmSouth Small Cap Fund merged into Pioneer Growth Opportunities Fund.

6. August 19, 2005, AmSouth Government Income Fund merged into Pioneer Government Income Fund.

NOTE C - Investments (continued)

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	December 31,	
	2005	2004
Common stocks	$(509,758)	$2,597,671
Mutual funds	79,540	604,798
	$(430,218)	$3,202,469

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. During 2004 and up through September 25, 2005, these funds were deposited in the AmSouth Prime Money market Fund – Class I. Beginning August 20, 2005, these funds were deposited in the Pioneer Cash Reserves Fund – Class Y.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Schedule H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2005

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	177,391 shares $1 par value common stock	$9,862,940
	Waddell & Reed Financial, Inc.	43,876 shares $1 par value class A common stock	920,080
	Mutual Funds	9,761 shares Allianz RCM Global Technology Fund	380,367
		94,933 shares AIM Technology Fund	2,458,759
		47,916 shares INVESCO 500 Index Trust	1,560,161
		21,134 shares Goldman Sachs Growth Opportunites Fund	455,433
		165,523 shares Pioneer Oak Ridge Large Cap Growth Fund	2,227,935
		158,319 shares American Century Equity Income Fund	1,238,054
		40,916 shares AIM Basic Value Fund	1,400,156
		25,114 shares Janus Advisor International Fund	950,800
		56,420 shares Pioneer Bond Fund	517,939
		1,063,392 shares AmSouth Stable Principal Fund	10,633,920
		44,663 shares Pioneer Classic Balanced Fund	480,127
		3,628 shares Pioneer Growth Opportunities Fund	113,035
		52,911 shares Pioneer Government Income Fund	500,011
		15,131 shares AIM Global Health Care Fund	455,743
		98,380 shares Fidelity Advisor Dividend Growth Fund	1,187,441
		Loans to Plan participants, various interest rates, maturing from 1 to 60 months	462,907
*	AmSouth Bank, NA	101,431 shares Pioneer Cash Reserves Fund - Class Y	101,431
			$35,907,239

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated February 27, 2006 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2005).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent registered public accounting firm report of June 26, 2006, to Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By: Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2006

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 23, 2006 appearing in the Annual Report on Form 11-K of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2005.

Deloitte & Touche LLP

June 26, 2006